SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, DC 20549


                                SCHEDULE 13D
                               (RULE 13D-101)

         INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)
                             (AMENDMENT NO. 4)


                     HAYES LEMMERZ INTERNATIONAL, INC.
                              (NAME OF ISSUER)


                        COMMON STOCK, $.01 PAR VALUE
                       (TITLE OF CLASS OF SECURITIES)


                                421124-10-8
                               (CUSIP NUMBER)


                                Paul S. Levy
                          Joseph Littlejohn & Levy
                      450 Lexington Avenue, Suite 3350
                          New York, New York 10017
                               (212) 286-8600
               (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS
             AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                               April 18, 2000
          (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


   If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ( ).

                     (Continued on the following pages)
                             (Page 1 of 8 Pages)



 CUSIP NO. 421124-10-8         13D                    PAGE 2 OF 8 PAGES
                             (AMENDMENT NO. 4)

 -----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      JOSEPH LITTLEJOHN & LEVY FUND II L.P.
 -----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) (X)
                                                           (b) ( )
 -----------------------------------------------------------------------------
 3    SEC USE ONLY
 -----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO (SEE RESPONSE TO ITEM 3)
 -----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)   ( )
 -----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
 -----------------------------------------------------------------------------
        NUMBER OF
          SHARES           7    SOLE VOTING POWER          NONE
       BENEFICIALLY        ---------------------------------------------------
        OWNED BY
          EACH             8    SHARED VOTING POWER        9,634,176
       REPORTING           ---------------------------------------------------
      PERSON WITH
                           9    SOLE DISPOSITIVE POWER     NONE
                           ---------------------------------------------------

                           10   SHARED DISPOSITIVE POWER   9,634,176
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,634,176
-----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                (X)
-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.8%
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
-----------------------------------------------------------------------------



 CUSIP NO. 421124-10-8            13D                PAGE 3 OF 8 PAGES
                             (AMENDMENT NO. 4)

 -----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      JLL ASSOCIATES II, L.P.
 -----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) (X)
                                                            (b) ( )
 -----------------------------------------------------------------------------
 3    SEC USE ONLY
 -----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO (SEE RESPONSE TO ITEM 3)
 -----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)   ( )
 -----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      DELAWARE
 -----------------------------------------------------------------------------
         NUMBER OF
          SHARES            7    SOLE VOTING POWER         NONE
       BENEFICIALLY         --------------------------------------------------
         OWNED BY
          EACH              8    SHARED VOTING POWER       9,634,176
        REPORTING
       PERSON WITH          --------------------------------------------------
                            9    SOLE DISPOSITIVE POWER    NONE

                            --------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  9,634,176
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,634,176
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                   (X)
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      PN
------------------------------------------------------------------------------



 CUSIP NO. 421124-10-8              13D                 PAGE 4 OF 8 PAGES
                             (AMENDMENT NO. 4)

 -----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      DAVID YING
 -----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (a) (X)
                                                              (b) ( )
 -----------------------------------------------------------------------------
 3    SEC USE ONLY
 -----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO (SEE RESPONSE TO ITEM 3)
 -----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                                ( )
 -----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
 -----------------------------------------------------------------------------
       NUMBER OF
        SHARES              7    SOLE VOTING POWER         10,760
     BENEFICIALLY
       OWNED BY             --------------------------------------------------
         EACH               8    SHARED VOTING POWER       9,634,176
      REPORTING
      PERSON WITH           --------------------------------------------------
                            9    SOLE DISPOSITIVE POWER    10,760

                            --------------------------------------------------
                            10   SHARED DISPOSITIVE POWER  9,634,176
-----------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,644,936
-----------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                            (X)
-----------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.8%
-----------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
-----------------------------------------------------------------------------




 CUSIP NO. 421124-10-8             13D                PAGE 5 OF 8 PAGES
                             (AMENDMENT NO. 4)

 -----------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      PAUL S. LEVY
 -----------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) (X)
                                                           (b) ( )
 -----------------------------------------------------------------------------
 3    SEC USE ONLY
 -----------------------------------------------------------------------------
 4    SOURCE OF FUNDS
      OO (SEE RESPONSE TO ITEM 3)
 -----------------------------------------------------------------------------
 5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEM 2(d) or 2(e)                              ( )
 -----------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      UNITED STATES
 -----------------------------------------------------------------------------
       NUMBER OF
        SHARES             7    SOLE VOTING POWER           NONE
     BENEFICIALLY
       OWNED BY            ---------------------------------------------------
         EACH              8    SHARED VOTING POWER         9,634,176
      REPORTING
     PERSON WITH           ---------------------------------------------------
                           9    SOLE DISPOSITIVE POWER      NONE

                           ---------------------------------------------------
                           10   SHARED DISPOSITIVE POWER    9,634,176
------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      9,634,176
------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                         (X)
------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      31.8%
------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON
      IN
------------------------------------------------------------------------------




 CUSIP NO. 421124-10-8                13D               PAGE 6 OF 8 PAGES
                             (AMENDMENT NO. 4)


 ITEM 4.  PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D for each Reporting Person is hereby amended to add the following:

           On April 18, 2000, stockholders (collectively, the Majority Stockholders") owning in excess of 75% of the Company's outstanding common stock, sent a letter (the "Withdrawal Letter") to the Board of Directors of the Company withdrawing the offer which they had made on January 9, 2000 (the "Majority Stockholder Offer") to acquire all of the shares of the Company's common stock not owned by the Majority Stockholders for $21 per share in cash. The Withdrawal Letter stated that the Majority Stockholders had engaged in discussions with representatives of the Special Committee of the Board of Directors which had been appointed to consider the Majority Stockholder Offer and, based upon such discussions, the Majority Stockholders believed that it was unlikely that they would be able to reach agreement with the Special Committee as to the price per share to be paid to the Company's minority stockholders. The Withdrawal Letter is attached hereto as Exhibit A and is incorporated herein by reference in its entirety.


 ITEM 7.        MATERIAL TO BE FILED AS EXHIBITS.

           Item 7 of the Schedule 13D for each Reporting Person is hereby amended to add the following:

 Exhibit No.    Description
 -----------    -----------

 Exhibit A      Withdrawal letter, dated April 18, 2000, to the Board of
                Directors of Hayes Lemmerz International, Inc.


 CUSIP NO. 421124-10-8           13D                 PAGE 7 OF 8 PAGES
                             (AMENDMENT NO. 4)


           After reasonable inquiry and to the best of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

 Dated:  April 19, 2000


                          JOSEPH LITTLEJOHN & LEVY FUND II L.P.

                          By:  JLL Associates II, L.P.,
                               its General Partner


                               By: /s/ Paul S. Levy
                                   -------------------------------
                                   Name:
                                   Title:


                          JLL ASSOCIATES II,  L.P.


                          By:  /s/ Paul S. Levy
                               --------------------------------------
                               Name:
                               Title:


                          /s/ David Ying
                          ------------------------------------------
                          David Ying


                          /s/ Paul S. Levy
                          ------------------------------------------
                          Paul S.  Levy



 CUSIP NO. 421124-10-8           13D                 PAGE 8 OF 8 PAGES
                             (AMENDMENT NO. 4)


                               EXHIBIT INDEX

 Exhibit No.    Description
 -----------    -----------

 Exhibit A      Withdrawal letter, dated April 18, 2000, to the Board of
                Directors of Hayes Lemmerz International, Inc.